Exhibit 99.3

May 20, 2009

Quasar Capital Management
780 3rd. Av., 43rd Floor,
New York, N.Y. 10017

Attention: Mr. Patrick Manning

Dear Mr. Shah, Mr. Muller, and Mr. Manning, (Mr. Manning is designated as the representative of the shareholder group at paddymanning@quasarcap.com).

I refer to your post-dated notice (“Notice”) dated May 19, 2009 addressed to the Board of Directors of China Yuchai International Limited (“CYI Board”) requisitioning for a special general meeting to be convened no later than July 20, 2009.

The CYI Board has been advised that the Notice is invalid as it does not comply with Bermuda law and CYI’s bye-laws and accordingly is declining to convene such a special meeting.

Sincerely,

/s/ Deborah Foo
General Counsel
For and on behalf of the Board of Directors